EXHIBIT 21

LIST OF SUBSIDIARIES

Entity	Jurisdiction of Incorporation
NYTEX Petroleum, Inc.	Delaware
NYTEX FDF Acquisition, Inc.	Delaware
New Francis Oaks, LLC	Delaware
Francis Drilling Fluids, Ltd.	Louisiana
FDF-Cessna 210 N6540, Inc.	Delaware
Petro Staffing Group, LLC	Texas
NYTEX Environmental Services, LLC	Texas
NYTEX Precision Environmental, LLC	Texas